Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com

September 18, 2017	Joseph M. Mannon Shareholder +1 312 609 7833 jmannon@vedderprice.com

Via EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attn: Ms. Kimberly Browning

Re:	IronBridge Funds, Inc. (the “Registrant”) File No.: 811-22397

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on September 14-15, 2017 with respect to the Registrant’s preliminary proxy statement on Schedule 14A filed on September 11, 2017 (the “Proxy Statement”). Any terms not defined herein have the same meanings as given to them in the Proxy Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing a definitive proxy statement on Schedule 14A concurrently herewith which addresses the comments of the staff as described in this letter.

General

(1)	Comment: For the staff’s information, please confirm supplementally that no consideration was paid to IronBridge or its affiliates, principals or employees under the facilitation agreement.

Response: The Registrant confirms that no consideration was paid to IronBridge or its affiliates, principals or employees under the facilitation agreement; however, RMB did assume a small amount of IronBridge’s liabilities and agreed to reimburse IronBridge for certain prepaid expenses related to the assumption of the trading and operational agreements. Similarly, IronBridge did not pay any consideration to RMB or its affiliates, principals or employees under the facilitation agreement.

Proxy Statement

(2)	Comment: In the section captioned “Board Approval and Recommendation of Proposal 1” and elsewhere in the Proxy Statement, as appropriate, the staff requests that the Registrant provide additional detail regarding the terms of the facilitation agreement.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission

September 18, 2017

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(3)	Comment: The staff requests that the Registrant remove the word “structure” from the Proxy Statement as it relates to the fee terms of the Advisory Agreements, where applicable.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(4)	Comment: The staff requests that the Registrant disclose in the Proxy Statement, where applicable, whether the Registrant intends to rely on the non-exclusive safe harbor provided by Section 15(f) of the 1940 Act.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

Please contact the undersigned at (312) 609-7883 if you have any questions or comments regarding the filing.

Very truly yours, /s/ Joseph M. Mannon Joseph M. Mannon